No Act

ACT 40
SECTION 17(a)
RULE
PUBLIC AVAILABILITY Nov. 16, 2007

November 16, 2007
Our Ref. No. 2007101193
Old Mutual Advisor Funds
File No. 811-21587

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated November 14, 2007 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 17(a) of the Investment Company Act of 1940 (the "1940 Act") against Old Mutual Advisor Funds ("OMAF I") or Old Mutual Advisor Funds II ("OMAF II") if, under the circumstances described below and without obtaining an exemptive order from the Commission under section 17(b) of the 1940 Act, certain portfolios of OMAF I sell their portfolio securities and other assets to certain portfolios of OMAF I and OMAF II in exchange for shares of those portfolios.

PROCESSED
NOV 27 2007
THOMSON FINANCIAL

BACKGROUND

You state the following: OMAF I and OMAF II are open-end management investment companies registered with the Commission ("funds"), and are each advised by Old Mutual Capital, Inc. ("OMCAP").[1] Seven portfolios of OMAF I are asset allocation portfolios (the "Asset Allocation Portfolios"),[2] each of which allocates its assets to various "sleeves." Each sleeve is managed by one of 12 affiliated subadvisers.[3] OMCAP, with the assistance of an unaffiliated subadviser, Ibbotson Associate Advisors, LLC ("Ibbotson"), serves as "manager of managers" to each Asset Allocation Portfolio and allocates and rebalances the assets within each of these sleeves based on the sleeves' investment styles ("mandates").[4]

OMAF I proposes to restructure the management of the Asset Allocation Portfolios into a fund-of-funds ("FOF") structure in reliance on section 12(d)(1)(G) of the 1940 Act, so that each Asset Allocation Portfolio will invest directly in other funds of OMAF I and OMAF II that have substantially similar mandates to the sleeves currently

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1 OMAF I and OMAF II also share a common principal underwriter and other service providers. OMAF I and OMAF II have separate boards of trustees ("Boards"), although one trustee is common to each.

2 You represent that an eighth asset allocation portfolio has not yet commenced operations, and is not part of this request.

3 You represent that each sleeve is effectively treated as a separate portfolio with segregated assets that tracks its cash separately, although cash currently is swept into a common money market sweep vehicle. You also represent that the portfolio securities in each sleeve are segregated on the books of the custodian, the fund accounting agent and the sub-administrator, including to the extent that one subadviser manages more than one sleeve for an Asset Allocation Portfolio.

4 You represent that the sleeves of each Asset Allocation Portfolio do not have investment objectives and policies but are instead governed by the mandates.

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utilized under the manager-of-managers structure ("Target Portfolios"). Specifically, you represent that the investment objectives and policies of each Target Portfolio will be substantially similar to the mandate of its corresponding sleeve in the Asset Allocation Portfolios, and that each Target Portfolio will be managed in a substantially similar manner as each corresponding sleeve.[5] You claim that the proposed FOF structure will benefit shareholders by allowing the Asset Allocation Portfolios to save proxy solicitation costs associated with selecting new subadvisers or investment sleeves, to timely add investment options, and to increase the diversification of assets.

OMCAP proposes to effect such a restructuring by having each Asset Allocation Portfolio deliver assets, excluding cash, of a particular sleeve in kind (the "in-kind consideration") to acquire shares of its corresponding Target Portfolios (the "in-kind purchases").[6] You claim that the in-kind purchases will benefit the Asset Allocation Portfolios by allowing each Asset Allocation Portfolio to avoid significant transaction costs that would be incurred if it had to sell the in-kind consideration to realize the cash necessary to purchase shares of the Target Portfolios. You also claim that the in-kind purchases will benefit shareholders of the Target Portfolios by allowing them to avoid the significant transaction costs that would be incurred if they were to receive the cash and invest it in new portfolio securities (which you represent would be substantially similar to the in-kind consideration). Further, you claim that the in-kind purchases will benefit shareholders of certain Asset Allocation Portfolios by providing them with favorable tax treatment when the Portfolios' assets are transferred to certain Target Portfolios.[7]

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5 You represent that Ibbotson has determined that it will continue to classify each Target Portfolio in the same manner as its corresponding sleeve for purposes of allocating assets. Since the inception of the Asset Allocation Portfolios, Ibbotson has used holdings-based style analysis software to analyze the mandates of each sleeve. Ibbotson used the same analysis process to analyze the mandates of each Target Portfolio. Based on its review, Ibbotson concluded that the mandate of each sleeve was substantially similar to the investment objectives and policies of each corresponding Target Portfolio.

You also represent that, in some cases, a Target Portfolio will have an additional or different subadviser, but that the Target Portfolio will be managed with substantially similar investment objectives and policies and have a substantially similar mandate as its corresponding Asset Allocation Portfolio sleeve.

6 The in-kind consideration for each sleeve would consist of the portfolio securities held within the sleeve along with the non-security assets (e.g., dividend and interest receivables, and amounts receivable for securities sold). Cash also will be transferred but is not part of the in-kind consideration. Each asset that is not a security will have a definite value.

7 Specifically, you represent that shareholders will recognize no taxable gains or losses when in-kind consideration is transferred to a Target Portfolio that has derived at least 80 percent of its assets from the in-kind consideration of the Asset Allocation Portfolios.

The Asset Allocation Portfolios and the Target Portfolios (together, the "Participating Funds") propose to engage in an in-kind purchase only under the following circumstances ("Proposed Representations"):

1. An in-kind purchase will not dilute the interests of the shareholders of either Participating Fund;

2. The in-kind consideration accepted by a Target Portfolio will consist of assets that are appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies, and current holdings;[8]

3. Each sleeve of each Asset Allocation Portfolio will transfer all of its assets in consideration for the purchase of shares of one corresponding Target Portfolio(s);

4. An Asset Allocation Portfolio and its corresponding Target Portfolio has the same policies and procedures for determining their net asset values,[9] and will follow those policies and procedures in determining the amount of Target Portfolio shares to sell to an Asset Allocation Portfolio. An Asset Allocation Portfolio and its corresponding Target Portfolio will ascribe the same value to the in-kind consideration;

5. The transfer of the in-kind consideration from an Asset Allocation Portfolio will be effected simultaneously with the transfer of the shares from the Target Portfolios;

6. The Participating Funds will effect the in-kind purchases pursuant to procedures adopted by the Board on behalf of each Participating Fund, including a majority of trustees who are not "interested persons" of OMAF I and OMAF II as defined in section 2(a)(19) of the 1940 Act ("Independent Trustees"), that are reasonably designed to provide that the

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8 You represent that OMCAP and each subadviser of the Target Portfolios shall certify to the Boards on the day of the in-kind purchases that each asset that constitutes the in-kind consideration accepted by a Target Portfolio is appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies, and current holdings. You also represent that the Boards shall request and evaluate, and OMCAP shall furnish, such information as may be reasonably necessary to evaluate whether the in-kind consideration accepted by a Target Portfolio will consist of securities that are appropriate, in type and amount, for investment by each Target Portfolio in light of its investment objectives and policies, and current holdings. Each Board shall consult with the chief compliance officer to assist with this evaluation.

9 <u>See</u> rules 22c-1 and 2a-4 under the 1940 Act.

purchases in-kind are effected in a manner consistent with (1) through (5) above;

7. Within the seven days following the 40-day period immediately after completion of the in-kind purchases, the Board, including a majority of Independent Trustees, on behalf of each Participating Fund, will determine that all of the in-kind purchases involving the Participating Funds:

   (a) were effected in accordance with these procedures;
   (b) did not favor an Asset Allocation Portfolio to the detriment of any other shareholder of the corresponding Target Portfolio or favor the Target Portfolio to the detriment of the Asset Allocation Portfolio; and
   (c) were in the best interests of each Participating Fund;

8. OMAF I and OMAF II will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the purchase occurred, the first two years in an easily accessible place, a copy of the in-kind purchase procedures, as well as other records for the in-kind purchases setting forth the identity of the Participating Funds involved, a description of the composition of the relevant Participating Funds' investment portfolios (including each asset's value) immediately prior to the in-kind purchases, a description of each security delivered in connection with the in-kind purchases, the terms of the in-kind purchases, the information or materials upon which the asset valuations were made, and a description of the composition of the relevant Participating Funds' investment portfolios (including each asset's value) 40 days after the in-kind purchases; and

9. OMCAP will, consistent with its fiduciary duties, disclose to the Independent Trustees of the OMAF I and OMAF II Boards the existence of, and all of the material facts relating to, any conflicts of interest between OMCAP and the Participating Fund(s) in an in-kind purchase, to allow the Independent Trustees to make a fully informed determination as to whether to approve the in-kind purchases.[10]

You note that the in-kind purchases and the Proposed Representations are similar to the in-kind purchase transactions described in Gartmore Variable Insurance Trust (pub. avail. Dec. 29, 2006) (the "Gartmore Letter"). The Gartmore Letter provided no-action assurances under section 17(a) of the 1940 Act in connection with in-kind purchase

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10 See Tannenbaum v. Zeller, 552 F.2d 402, 418 (2d Cir. 1977), cert. denied, 434 U.S. 934 (1977) (stating that the fund's investment adviser had a duty to disclose information to the unaffiliated directors of the fund "in every area where there was even a possible conflict of interest" between the interests of the adviser and the interests of the fund).

transactions between certain funds and their affiliated funds.[11] The consideration involved in the in-kind purchase transactions in the Gartmore Letter came entirely from simultaneous in-kind redemption transactions. Unlike the arrangement in the Gartmore Letter, however, the facts in your letter do not involve a simultaneous in-kind redemption.

You contend that the lack of a simultaneous in-kind redemption should not change the analysis here, because the underlying concerns involving section 17(a) are the same as those expressed by the staff in the Gartmore Letter, and the Proposed Representations address those concerns. You assert that the in-kind purchases are consistent with the purpose of section 17(a), and are fair and beneficial to the Participating Funds and their shareholders. Further, you contend that OMCAP has no material pecuniary incentive to select portfolio securities to be transferred in kind that would favor one Participating Fund to the detriment of any other Participating Fund. You, therefore, seek relief under section 17(a), so that the Participating Funds may engage in the in-kind purchases.

LEGAL ANALYSIS

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliate, acting as principal, from knowingly selling any security or other property to a fund.[12] Section 17(a)(2) of the 1940 Act, in relevant part, prohibits any affiliate, acting as principal, from knowingly purchasing from such fund, any security or other property. Section 17(a) of the 1940 Act was designed to prohibit self-dealing and other forms of overreaching of a fund by its affiliates. The section addresses self-dealing by prohibiting a purchase or sale transaction involving a fund when an affiliate of the fund is a party to the transaction and has "both the ability and the pecuniary incentive to influence the actions of the investment company."[13]

As we discussed in the Gartmore Letter, there are three separate transactions that may be prohibited by section 17(a) of the 1940 Act when a fund uses consideration in kind to purchase shares issued by an affiliated fund because the protections of section 17

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11 The affiliated persons in the Gartmore Letter included affiliated persons of a registered investment company, and affiliated persons of such affiliated persons (collectively, "affiliates"). See also section 2(a)(3) of the 1940 Act (defining "affiliated person").

12 Section 17(a) applies only to certain transactions involving funds that are registered with the Commission as investment companies under the 1940 Act.

13 See Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15, 2001) (proposing amendments to rule 17a-8 under the 1940 Act), citing, among other things, Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess., at 256-59 (1940).

extend to each fund involved. Specifically, the proposed in-kind purchases may be prohibited under section 17 because:[14]

(1) the sale of Target Portfolio shares to each Asset Allocation Portfolio may be viewed as a sale of securities by an affiliate (the Target Portfolio) to a fund (the Asset Allocation Portfolio) under section 17(a)(1) of the 1940 Act;

(2) the purchase of the in-kind consideration by a Target Portfolio from the Asset Allocation Portfolio may be viewed as a purchase of securities by an affiliate (the Target Portfolio) from a fund (the Asset Allocation Portfolio) under section 17(a)(2) of the 1940 Act; and

(3) the sale of the in-kind consideration by the Asset Allocation Portfolio to the Target Portfolio may be viewed as a sale of securities by an affiliate (the Asset Allocation Portfolio) to a fund (the Target Portfolio) under section 17(a)(1) of the 1940 Act.[15]

Transactions (1) and (2) raise the concerns that a Target Portfolio may overreach an Asset Allocation Portfolio by: (i) selecting particular securities to be transferred to the Target Portfolio as in-kind consideration that would be more beneficial for the Asset Allocation Portfolio to retain (i.e., cherry picking); and/or (ii) causing the Asset Allocation Portfolio to accept an amount of the Target Portfolio's shares that is of lesser value than the in-kind consideration.[16] Similarly, transaction (3) raises the concerns that an Asset Allocation Portfolio may overreach a Target Portfolio by: (i) causing the Target Portfolio to accept unwanted portfolio securities as in-kind consideration; and/or (ii)

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14 You state that the Asset Allocation Portfolios may be considered to be affiliates of the Target Portfolios under section 2(a)(3)(C) of the 1940 Act because they may be deemed to be under the common control of their investment adviser, OMCAP.

15 A fourth transaction may be excepted from the prohibitions of section 17(a), involving the purchase by an Asset Allocation Portfolio of Target Portfolio shares, which may be viewed as a purchase of securities by an affiliate (the Asset Allocation Portfolio) from a fund (the Target Portfolio) under section 17(a)(2) of the 1940 Act. Section 17(a)(2) excepts from its prohibitions purchases by an affiliate from a fund involving "securities of which the seller is the issuer." An Asset Allocation Portfolio, under such circumstances, would purchase from a Target Portfolio shares that were issued by the Target Portfolio.

16 See, e.g., Exemption of Certain Purchase or Sale Transactions between a Registered Investment Company and Certain Affiliated Persons, Investment Company Act Release No. 11136 (Apr. 21, 1980) (noting that there is a section 17(a) concern when an investment adviser transfers desirable securities from a fund to another fund managed by the adviser or when an affiliated transaction is effected at a price which is disadvantageous to the fund).

causing the Target Portfolio to issue its shares in exchange for in-kind consideration that is of lesser value than the shares.

You contend that the concerns underlying sections 17(a)(1) and (2) would be addressed by conducting the in-kind purchases consistent with the Proposed Representations. You represent that the Proposed Representations are similar to those in the Gartmore Letter, but have been modified to accommodate the lack of a simultaneous in-kind redemption. You contend that the Proposed Representations, while not identical to, are consistent with the conditions imposed by the Commission in exemptive relief for similar in-kind purchase transactions.[17]

You contend that the Proposed Representations would address the concerns underlying sections 17(a)(1) and (2) with respect to transactions (1) and (2). You contend that no Target Portfolio (or its affiliate) would overreach an Asset Allocation Portfolio by selecting desirable securities to be transferred as in-kind consideration because, pursuant to the Proposed Representations, each sleeve of each Asset Allocation Portfolio will transfer all of its assets to its corresponding Target Portfolio. You further contend that OMCAP has no material pecuniary incentive to select securities to be transferred to favor a Target Portfolio to the detriment of its corresponding Asset Allocation Portfolio. In addition, you contend that the Board of the Asset Allocation Portfolios, pursuant to the Proposed Representations, will review the transactions shortly after execution to ensure that, among other things, the in-kind purchases were in the best interests of each Asset Allocation Portfolio. You also contend that no Target Portfolio (or its affiliate) would overreach an Asset Allocation Portfolio by causing it to accept an amount of the Target Portfolio's shares that is of lesser value than the in-kind consideration because the Proposed Representations focus on the proper and consistent valuation of the in-kind consideration and require a determination by each Board that the in-kind purchases did not favor the Target Portfolio to the detriment of an Asset Allocation Portfolio.

Similarly, you contend that the Proposed Representations would address the concerns underlying section 17(a)(1) with respect to transaction (3). You contend that no Asset Allocation Portfolio (or its affiliate) would overreach a Target Portfolio by causing the Target Portfolio to accept unwanted portfolio securities as in-kind consideration because, pursuant to the Proposed Representations, the in-kind consideration would be

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17 See, e.g., GMO Core Trust, Investment Company Act Release Nos. 15979 (Sept. 15, 1987) (Notice) and 16048 (Oct. 14, 1987) (Order); GE Asset Management, Investment Company Act Release Nos. 24674 (Oct. 3, 2000) (Notice) and 24717 (Oct. 30, 2000) (Order); CIGNA Funds Group, Investment Company Act Release Nos. 24464 (May 23, 2000) (Notice) and 24500 (June 16, 2000) (Order); Colchester Street Trust, Investment Company Act Release Nos. 24337 (Mar. 13, 2000) (Notice) and 24385 (Apr. 10, 2000); UAM Funds, Inc., Investment Company Act Release Nos. 22895 (Nov. 18, 1997) (Notice) and 22943 (Dec. 16, 1997) (Order); The Park Avenue Portfolio, Investment Company Act Release Nos. 22561 (Mar. 13, 1997) (Notice) and 22607 (Apr. 8, 1997) (Order).

consistent with each Target Portfolio's investment objectives, policies, and current holdings. In particular, you contend that the ability of an Asset Allocation Portfolio (or its affiliate) to overreach a Target Portfolio in this manner is limited because each sleeve of each Asset Allocation Portfolio will transfer all of its assets to its corresponding Target Portfolio, which has investment objectives and policies that are substantially similar to the mandate of the sleeve, and is managed in a substantially similar manner as the sleeve. You also represent that OMCAP has no material pecuniary incentive to select securities to be transferred to favor an Asset Allocation Portfolio to the detriment of its corresponding Target Portfolio. You further represent that each adviser and subadviser of each Target Portfolio will certify to the Boards on the day of the in-kind purchases that the in-kind consideration is appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies, and current holdings, and that the Board of the Target Portfolios will review the transactions shortly after execution to ensure that, among other things, the in-kind purchases were in the best interests of each Target Portfolio. Finally, you contend that no Asset Allocation Portfolio (or its affiliate) would overreach a Target Portfolio by causing the Target Portfolio to issue its shares in exchange for in-kind consideration that is of lesser value because the Proposed Representations focus on the proper and consistent valuation of the in-kind consideration and require a determination by each Board that the in-kind purchases did not favor an Asset Allocation Portfolio to the detriment of any other shareholder of the corresponding Target Portfolio.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 17(a) of the 1940 Act against OMAF I or OMAF II if, under the circumstances described in this letter and without obtaining an exemptive order from the Commission under section 17(b) of the 1940 Act, the Asset Allocation Portfolios sell in-kind consideration to the Target Portfolios in exchange for shares of the Target Portfolios. This letter expresses our position on enforcement action only, and does not express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts and representations may require a difference conclusion.

Kenneth C. Fang
Senior Counsel

KRAMER LEVIN NAFTALIS & FRANKEL LLP

JAY G. BARIS
PARTNER
PHONE 212-715-7515
FAX 212-715-7516
JBARIS@KRAMERLEVIN.COM

November 14, 2007

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Old Mutual Advisor Funds

Dear Mr. Scheidt:

On behalf of Old Mutual Advisor Funds ("OMAF I"), we request assurance that the staff of the Division of Investment Management will not recommend enforcement action under Section 17(a) of the Investment Company Act of 1940, as amended (the "1940 Act") to the U.S. Securities and Exchange Commission (the "Commission") against OMAF I, or Old Mutual Advisor Funds II ("OMAF II") if some of its portfolios engage in in-kind transactions with certain affiliates, in the manner discussed below (the "Proposed Transactions") without obtaining an exemptive order under Section 17(b) of the 1940 Act.[1] The Proposed Transactions would be conducted in a manner similar to those described in *Gartmore Variable Insurance Trust* (Dec. 29, 2006) (the "*Gartmore* Letter"), in which the staff provided similar relief. Accordingly, we believe that the in-kind purchases would benefit shareholders and not contravene the policies underlying Section 17(a) of the 1940 Act.

I. Background

OMAF I, a Delaware statutory trust, is an open-end management investment company registered under the 1940 Act and currently consists of 16 series portfolios. OMAF II, a Delaware statutory Trust, is an open-end management investment company registered under the 1940 Act and currently consists of 19 series portfolios.

Four of OMAF I's series portfolios are asset allocation funds that are available to public investors. In addition, another four of OMAF I's series portfolios are asset allocation funds that

1 Effective November 19, 2007, Old Mutual Advisor Funds will change its name to Old Mutual Funds I, and Old Mutual Advisor Funds II will change its name to Old Mutual Funds II.

serve as funding vehicles for variable annuity and variable life products.[2] (In this letter, we refer to these eight funds, and any future OMAF I asset allocation funds, as the "Asset Allocation Portfolios"). Each Asset Allocation Portfolio allocates its assets to various "sleeves" that are managed by affiliated sub-advisers. The investment adviser of the Asset Allocation Portfolios, Old Mutual Capital, Inc. ("OMCAP"), with the assistance of an unaffiliated sub-adviser, Ibbotson Associates Advisors, LLC ("Ibbotson"), serves as a "manager of managers," allocating the assets of each of the Asset Allocation Portfolios to any of 12 affiliated sub-advisers. Each of those affiliated sub-advisers manages one or more sleeves among the Asset Allocation Portfolios, according to their investment styles ("mandates"). When OMCAP rebalances the allocation of those sleeves based on the mandates of those sleeves, the sub-advisers receive more or less assets to manage within those mandates.

OMAF I proposes to restructure the management of the Asset Allocation Portfolios into a fund-of-funds ("FOF") structure, in reliance on Section 12(d)(1)(G) of the 1940 Act. Under the FOF structure, each Asset Allocation Portfolio would invest in other funds with similar mandates to the sleeves currently utilized under the manager of managers structure ("Target Portfolios"). Each of the Target Portfolios are other series portfolios of OMAF I or are series portfolios of OMAF II, which are also advised by OMCAP and are considered within the Old Mutual fund complex.[3] Although the sleeves do not have investment objectives and policies as such, and are governed by the mandates, each of the sleeves would map over to Target Portfolios with investment objectives and policies that are substantially similar to the mandates to the corresponding sleeves. (We note that in some cases, the sub-adviser would change or be supplemented with a second sub-adviser.)[4]

Ibbotson has determined that it will continue to classify each Target Portfolio in the same manner as its corresponding sleeve for allocating assets.[5]

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[2] Three of the four OMAF I asset allocation funds that serve as funding vehicles for variable annuity and variable life products are operating. The fourth variable annuity asset allocation fund has not yet commenced operations, and will not transfer any securities in-kind. Accordingly, the fund is not part of this request.

[3] OMCAP serves as investment adviser to each of the OMAF I and OMAF II portfolios. In addition to having a common investment adviser, OMAF I and OMAF II also have a common principal underwriter and other common service providers. OMAF I and OMAF II have separate boards, although one board member is common to each.

[4] Currently, the sub-adviser of each sleeve of each Asset Allocation Portfolio is an affiliate of OMCAP. Upon the completion of the reorganization, each of the sub-advisers of the Target Portfolios also will be affiliates of OMCAP. In the future, some of the investment companies in the Old Mutual fund complex in which the Asset Allocation Portfolios may invest may have one or more sub-advisers that are not affiliates of OMCAP.

[5] Since the inception of the Asset Allocation Portfolios, Ibbotson has used holdings-based style analysis software to analyze the investment mandate of each sleeve. Ibbotson used the same analysis process to analyze the style

The Asset Allocation Portfolios would migrate their assets to the Target Portfolios as follows:

Current Sub-Adviser	Current Investment Sleeve in Asset Allocation Portfolios	Target Portfolio under Fund of Funds Structure	Discretionary Sub-Adviser(s) of Target Portfolios
Acadian Asset Management	International Large Cap	OMAF I International Equity Fund (Existing)	Acadian Asset Management and Clay Finlay
Analytic Investors	U.S. Large Cap Blend	OMAF II U.S. Long/Short Fund (Existing)	Analytic Investors
Barrow Hanley	U.S. Intermediate Fixed Income	OMAF II Dwight Intermediate Fixed Income Fund (Existing)	Dwight Asset Management
	U.S. Core Fixed Income	OMAF II Barrow Hanley Core Bond Fund (New)	Barrow Hanley
	U.S. Large Cap Value	OMAF II Barrow Hanley Value Fund (Existing)	Barrow Hanley
Clay Finlay	Emerging Markets Equity	OMAF I Clay Finlay Emerging Markets Fund (Existing)	Clay Finlay
Copper Rock	U.S. Small Cap Growth	OMAF II Emerging Growth Fund (Existing)	Copper Rock and Ashfield
Dwight Asset Management	U.S. High Yield Fixed Income	OMAF II Dwight High Yield Fund (New)	Dwight Asset Management
Heitman Real Estate Securities	REIT	OMAF II Heitman REIT Fund (Existing)	Heitman Real Estate Securities
Liberty Ridge Capital	U.S. Large Cap Blend (Focused)	OMAF II Focused Fund (Existing)	Liberty Ridge Capital
	U.S. Mid Cap Equity	OMAF II Mid-Cap Fund (Existing)	Liberty Ridge Capital
	U.S. Small Cap Blend	OMAF II Discover Value	Discover Value Fund –

of each Target Portfolio. Based on its review, Ibbotson concluded that the investment mandate of each sleeve was substantially similar to the investment objective and policies of each corresponding Target Portfolio.

Current Sub-Adviser	Current Investment Sleeve in Asset Allocation Portfolios	Target Portfolio under Fund of Funds Structure	Discretionary Sub-Adviser(s) of Target Portfolios
		Fund (New) and OMAF II Emerging Growth Fund (Existing)	Thomson Horstman & Bryant and Barrow Hanley* Small Cap Growth – Copper Rock and Ashfield
Provident Investment Counsel	U.S. Large Cap Growth	OMAF II Advantage Growth Fund (New)	Provident Investment Counsel and Ashfield
	U.S. Mid Cap Growth	OMAF I Provident Mid-Cap Growth Fund (New)	Provident Investment Counsel
Rogge Global Partners	International Bonds	OMAF I International Bond Fund (New)	Rogge Global Partners
Thompson Siegel & Walmsley	U.S. Mid Cap Value	OMAF II TS&W Mid-Cap Value Fund (Existing)	Thompson Siegel & Walmsley
Thomson Horstmann & Bryant	U.S. Small Cap Value	OMAF II Discover Value Fund (New)	Thomson Horstman & Bryant and Barrow Hanley*

*Analytic Investors will serve as a non-discretionary sub-adviser to Barrow Hanley.

II. Proposed Transactions

To avoid brokerage costs and minimize the potential tax impact resulting from these series of transactions, OMCAP has recommended the Proposed Transactions. That is, each Asset Allocation Portfolio would deliver its assets (excluding cash) of a particular sleeve in-kind ("in-kind consideration"), and each Target Portfolio would purchase the in-kind consideration in exchange for shares of the Target Portfolios.[6]

The proposed FOF structure has several benefits to shareholders. The ability to timely add investment options to the Asset Allocation Portfolios and increase the diversification of

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6 Each Asset Allocation Portfolio would also transfer assets that are not securities (*e.g.*, cash, dividend and interest receivables, and amounts receivable for securities sold) in exchange for shares of the Target Portfolios. These other assets have definitive values and, thus, are not subject to overreaching. Amounts payable for securities purchased will also be taken into consideration as appropriate.

assets is a key benefit to shareholders. In addition, under the FOF structure, each Asset Allocation Portfolio would be able to increase its investment options without incurring the time and expense of a proxy solicitation. Under the current manager of managers structure, the Asset Allocation Portfolios must solicit shareholder approval each time OMCAP determines to add a new sub-adviser or investment sleeve. Each proxy solicitation costs, on average, upwards of $100,000 per Asset Allocation Portfolio[7] and can take months to complete. In addition, shareholders often become confused with multiple proxy solicitations, which can also create stress among the distribution and servicing channels.

The Proposed Transactions between the Asset Allocation Portfolios and the Target Portfolios (together, the "Participating Funds") would be conducted only under the following circumstances (the "Proposed Procedures"), which are consistent with and based upon the conditions set forth in the *Gartmore* Letter:

1. An in-kind purchase will not dilute the interests of the shareholders of either an Asset Allocation Portfolio or a Target Portfolio.

2. The in-kind consideration accepted by a Target Portfolio will consist of securities that are appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies and current holdings.[8]

3. Each sleeve of each Asset Allocation Portfolio will transfer all of its assets in consideration for the purchase of shares of a corresponding Target Portfolio.

4. An Asset Allocation Portfolio and its corresponding Target Portfolio have the same procedures for determining their net asset values,[9] and will follow those

[7] Under the current expense limitation agreement for the Asset Allocation Portfolios, the proxy solicitation costs are absorbed by OMCAP, as each Asset Allocation Portfolio's expenses are greater than the amount of each Asset Allocation Portfolio's expense limitation. The current expense limitation agreement expires on December 31, 2008.

[8] On the day of the completion of the in-kind purchases, OMCAP, and the sub-adviser of each Target Portfolio, shall certify to the Board of each Participating Fund, that each asset that constitutes the in-kind consideration accepted by a Target Portfolio will consist of securities that are appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies and current holdings. The Board of each of OMAF I and OMAF II shall request and evaluate, and OMCAP shall furnish, such information as may be reasonably necessary to evaluate whether the in-kind consideration accepted by a Target Portfolio will consist of securities that are appropriate, in type and amount, for investment by the Target Portfolio in light of its investment objectives and policies and current holdings. Each Board shall consult with the Chief Compliance Officer to assist with this evaluation.

[9] *See* Rules 22c-1 and 2a-4 under the 1940 Act.

procedures in determining the value of the securities held by the Asset Allocation Portfolio to be used as consideration for the purchase of the shares of each corresponding Target Portfolio. An Asset Allocation Portfolio and corresponding Target Portfolio will ascribe the same value to the in-kind consideration.[10]

5. The transfer of the in-kind consideration from an Asset Allocation Portfolio will be effected simultaneously with the transfer of the shares of the Target Portfolios.

6. The Asset Allocation Portfolios will effect the in-kind purchases pursuant to procedures adopted by the Board on behalf of each Participating Fund, including a majority of trustees who are not "interested persons" of OMAF I and OMAF II as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"), that are reasonably designed to provide that the purchases in-kind are effected in a manner consistent with (1) through (5) above.

7. Within the seven days following the 40-day period immediately after completion of the in-kind purchases, the Board, including a majority of Independent Trustees, on behalf of each Participating Fund, will determine that all of the in-kind purchases involving the Participating Funds:

   a. were effected in accordance with these procedures;
   b. did not favor an Asset Allocation Portfolio to the detriment of any other shareholder of the corresponding Target Portfolio or favor the Target Portfolio to the detriment of the Asset Allocation Portfolio; and
   c. were in the best interests of each Participating Fund.

8. OMAF I and OMAF II will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the purchase occurred, the first two years in an easily accessible place, a copy of the in-kind purchase procedures, as well as other records for the in-kind purchases setting forth the identity of the Participating Funds involved, a description of the composition of the relevant Participating Funds' investment portfolios (including each asset's value) immediately prior to the in-kind purchases, a description of each security delivered in connection with the in-kind purchases, the terms of the in-kind purchases, the information or materials upon which the asset valuations were made and a description of the composition of the relevant Participating Funds'

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10 The Boards of Trustees of OMAF I and OMAF II have adopted identical valuation procedures. For a period of at least one year, the valuation procedures of each of OMAF I and OMAF II were substantially similar, varying only materially with respect to the types of securities in which each series portfolio invested.

investment portfolios (including each asset's value) 40 days after the in-kind purchases.

9. OMCAP will, consistent with its fiduciary duties, disclose to the Independent Trustees of OMAF I and OMAF II the existence of, and all of the material facts relating to, any conflicts of interest between OMCAP and the Participating Funds in a proposed in-kind purchase, to allow the Independent Trustees to approve the in-kind purchases.[11]

The Proposed Transactions will satisfy all but two of the requirements of Rule 17a-7 under the 1940 Act, as interpreted by the staff of the Commission. The two provisions of Rule 17a-7 that are not satisfied under the Proposed Transaction are:

1) The Proposed Transaction would not strictly involve cash-for securities as required by Rule 17a-7(a);[12] and

2) Although all of the in-kind portfolio securities in the Proposed Transactions will be securities for which market quotes are readily available at the time of the close of the market on which they are principally traded, the pricing procedures would not precisely follow the methodology set forth in Rule 17a-7(b) in that the Proposed Transactions will use "net asset value" valuation procedures in determining the value of the securities to be transferred to the Target Portfolios in-kind in exchange for shares of the Target Portfolios.[13]

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[11] *See, Tannenbaum v. Zeller,* 552 F.2d 402, 418 (2d Cir. 1977), *cert. denied,* 434 U.S. 934 (1977) (stating that the fund's investment adviser had a duty to disclose information to the unaffiliated directors of the fund "in every area where there was even a possible conflict of interest" between the interests of the adviser and the interests of the fund).

[12] *See, e.g., Trust Funds Institutional Managed Trust* (July 20, 1988); *Cash Accumulation Trust and Daily Accumulation Fund* (Nov. 30, 1984).

[13] The in-kind portfolio securities accepted by a Target Portfolio will be limited to securities that are traded on public securities markets or for which quoted bid and asked prices are available, and will not include the following types of securities or assets: (a) securities which, if accepted, will have to be registered under the Securities Act of 1933, as amended; (b) securities issued by entities in countries that restrict the holdings of securities by non-nationals, including investment vehicles such as the Fund, or otherwise limit the ability to transfer the security other than through a securities exchange transaction; and (c) certain portfolio assets (such as forward currency exchange contracts, futures and option contracts, and repurchase agreements) that, although they may be liquid and marketable, involve the assumption of contractual obligations, require special trading facilities or may only be traded with the counterparty to the transactions in order to effect a change in beneficial ownership.

The procedures to be used to value the in-kind portfolio securities will be based on objective and verifiable valuation measures. The Asset Allocation Portfolios will value the securities for the in-kind transfer on the same day and at the same price that the Target Portfolios value the securities to be used in the in-kind purchase of its shares.

Further, using net asset value valuation procedures would allow the Asset Allocation Portfolios and the Target Portfolios to effect these transactions with minimum disruption to current operations. In light of the various procedures that will accompany use of these valuation methods, as described above (including, particularly, the fact that the sale of securities and purchases in-kind would be effected at the same prices), the use of these methods should not in any way disadvantage the Asset Allocation Portfolios or Target Portfolios.[14]

III. Issues Presented

Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company ("first-tier affiliate"), or any affiliated person of such person ("second-tier affiliate"), acting as principal, from knowingly selling securities or other property to the investment company. Section 17(a)(2) of the 1940 Act prohibits any first-tier affiliate or second-tier affiliate of a registered investment company, acting as principal, from knowingly purchasing securities or other property from the investment company (except securities of which the seller is the issuer).

Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of another person as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." The staff has taken the position that when two investment companies share a common investment adviser, such companies may be considered to be under common control and, therefore, first-tier affiliates of each other.[15] The Asset Allocation Portfolios and the Target Portfolios by virtue of having a common investment adviser, OMCAP, or one or more affiliates of OMCAP, as their investment adviser or sub-adviser, may be considered to be under common control and, thus, first-tier affiliates of each other.

The Proposed Transactions could implicate Section 17(a)(1) of the 1940 Act to the extent the Asset Allocation Portfolios are deemed to be selling portfolio securities to the Target Portfolios. By its terms, Section 17(a)(1) does not apply to the following: (1) securities of

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[14] We note that the staff, in the *Gartmore* Letter, permitted the use of "net asset value" valuation procedures that were different from the procedures described in Rule 17a-7(b). *See also, GE Institutional Funds* (Dec. 21, 2005) (the "*GE* Letter"); *Trust Funds Institutional Managed Trust* (July 20, 1988). The incoming letter in *Trust Funds Institutional Managed Trust* noted that shareholders would not be any worse off by use of "net asset value" procedures and, in fact, could in certain cases enjoy a windfall if Rule 17a-7(b) procedures were used instead to value the securities for making an in-kind purchase.

[15] *See New England Mutual Life Insurance Co.* (June 3, 1987).

which the buyer is the issuer;[16] or (2) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities.[17] Neither of these exemptions is available in the case of the sale of portfolio securities to the Target Portfolios. First, the Asset Allocation Portfolios would not be selling shares issued by the Target Portfolios to the Target Portfolios (*e.g.*, securities of which the buyer is the issuer). Second, the Asset Allocation Portfolios would not be selling their own shares (*e.g.*, securities of which the seller is the issuer) to the Target Portfolios (and the sales of these shares would not constitute a general offering to existing shareholders).

The Proposed Transactions also could implicate Section 17(a)(2) of the 1940 Act to the extent the Target Portfolios are deemed to be purchasing portfolio securities from the Asset Allocation Portfolios. It is true that Section 17(a)(2) does not apply to "securities of which the seller is the issuer," and, therefore, Section 17(a)(2) would not prohibit the purchase of shares issued by the Target Portfolios by the Asset Allocation Portfolios. This exemption, however, would not be available in the case of the Proposed Transactions since the Target Portfolios would be purchasing portfolio securities from the Asset Allocation Portfolios rather than shares issued by the Asset Allocation Portfolios.

IV. Legal Analysis

The Proposed Transactions, as implemented under the Proposed Procedures, would not give rise to the self-dealing and overreaching concerns that the 1940 Act was designed to prevent. Indeed, the Proposed Transactions would permit shareholders of the Asset Allocation Portfolios to avoid some adverse tax consequences and brokerage costs that would result if the Asset Allocation Portfolios were to sell their portfolio holdings for cash and use the proceeds to purchase shares of the Target Portfolios. In addition, the Proposed Transactions would be implemented in a similar manner as the in-kind purchases in the *Gartmore* Letter and *GE* Letter in which the staff granted Section 17(a) relief.

A. Proposed Transactions Are Consistent with Purposes of Section 17(a) of the 1940 Act

The Commission has observed that Section 17(a) of the 1940 Act was designed mainly to prohibit "a purchase or sale transaction when a party to the transaction has both the ability and

[16] Section 17(a)(1)(A) of the 1940 Act.

[17] Section 17(a)(1)(B) of the 1940 Act. It also should be noted that Section 17(a)(1)(C) of the 1940 Act exempts "securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof." The Proposed Transactions will not pertain to any unit investment trust or periodic payment plan and, consequently, this exemption would not be available.

the pecuniary incentive to influence the actions of the investment company."[18] Thus, Section 17(a) was designed to prevent self-dealing and other forms of overreaching of a registered investment company by its affiliates.[19] Accordingly, the staff stated in the *Gartmore* Letter that a purchase in-kind transaction raises concerns underlying Section 17(a).[20] First, an affiliate may use its influence to cause the registered investment company to accept unwanted portfolio securities (*e.g.*, "dumping"). Second, an affiliate may use its influence to cause the registered investment company to overreach by issuing its shares to the affiliate in exchange for consideration (*i.e.*, securities) that is of lesser value than the shares issued.[21] The Proposed Transactions, if conducted consistent with the Proposed Procedures, would not raise these concerns.

Under the Proposed Procedures, neither the Asset Allocation Portfolios nor an affiliated person could use their influence as affiliated persons to cause a Target Portfolio to accept unwanted portfolio securities. Similarly, neither the Target Portfolios nor an affiliate could use their influence as affiliated persons to overreach an Asset Allocation Portfolio by selecting particular securities to be transferred as in-kind consideration. Moreover, OMCAP has no material pecuniary incentive to select portfolio securities to be transferred in-kind that would favor one Participating Fund to the detriment of any other Participating Fund.

The in-kind consideration would be consistent with each Target Portfolio's investment objectives and policies and current holdings. In addition, the ability of an Asset Allocation Portfolio (or its affiliate) to overreach a Target Portfolio is limited, because the cash and in-kind consideration transferred will consist of the entire assets in each investment sleeve of the corresponding Asset Allocation Portfolio, which has a substantially similar mandate to the investment objectives and policies of its corresponding Target Portfolio and is managed in a substantially similar manner.

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18 *See Mergers and Consolidations Involving Registered Investment Companies,* Investment Company Act Release No. 10886 (Oct. 2, 1979) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 256-59 (1940)).

19 *See* Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001).

20 *See GE* Letter.

21 The Proposed Transactions also contemplate the sale of shares of the Target Portfolios to the Asset Allocation Portfolios, which also would be prohibited by Section 17(a)(1).

Each sleeve effectively is treated as a separate portfolio, with segregated assets.[22] When one sub-adviser manages more than one sleeve for an Asset Allocation Portfolio, the portfolio securities in each sleeve are segregated on the books of the custodian, the fund accounting agent and the sub-administrator. Moreover, the Boards of OMAF and OMAF II will review the in-kind purchases to ensure that, among other things, no Target Portfolio accepts unwanted portfolio securities, and that the in-kind purchases were in the best interests of each Target Portfolio.

Each Target Portfolio is or will be managed in a substantially similar investment style of the corresponding sleeve of each Asset Allocation Portfolio. Each Target Portfolio would manage those assets in a substantially similar investment style after completing the Proposed Transactions.[23] No Target Portfolio (or its affiliate) would overreach an Asset Allocation Portfolio by selecting desirable securities to be transferred as in-kind consideration because, pursuant to the Proposed Representations, the cash and in-kind consideration transferred will consist of the entire proceeds from each sleeve of the Asset Allocation Portfolio. OMCAP has no material pecuniary incentive to select securities to be transferred to favor a Target Portfolio to the detriment of the corresponding Asset Allocation Portfolio. In addition, the Board of the Asset Allocation Portfolios, pursuant to the Proposed Representations, will review the transactions shortly after the execution to ensure that, among other things, the in-kind purchases were in the best interests of each Asset Allocation Portfolio.

In addition, in view of the protections provided by the Proposed Procedures, neither an Asset Allocation Portfolio nor its affiliate could use their influence as an affiliated person to cause a Target Portfolio to issue its shares in exchange for in-kind consideration that was of lesser value than the shares. Likewise, neither a Target Portfolio nor its affiliate could use its influence as an affiliated person to cause an Asset Allocation Portfolio to exchange its in-kind consideration for shares of a Target Portfolio that has a lesser value than the in-kind consideration. The Proposed Procedures to be adopted by the Boards of OMAF I and OMAF II focus on the proper and consistent valuation of the in-kind consideration by the Asset Allocation Portfolios and Target Portfolios, require that the portfolio securities being tendered by an Asset Allocation Portfolio to a Target Portfolio be valued at the same price as the Asset Allocation Portfolio has valued them and require a determination by the Board that the in-kind purchases do not favor any Participating Fund or any other shareholders thereof. In addition, the Proposed

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22 Each sleeve tracks its cash separately, although currently, cash is swept into a common money market sweep vehicle. The portfolio securities in each sleeve are segregated on the books of the custodian, the fund accounting agent and the sub-administrator, including to the extent that a sub-adviser manages more than one sleeve for an Asset Allocation Portfolio.

23 We note that in some cases, a Target Portfolio will have an additional or different sub-adviser, but that the Target Portfolio will be managed with a substantially similar objective and in a substantially similar style as the corresponding Asset Allocation sleeve.

Procedures require a Target Portfolio and the corresponding Asset Allocation Portfolio to make and keep records relating to the in-kind purchase that would facilitate later review, as appropriate, of the in-kind purchases.

B. Benefits of Proposed Transactions to Shareholders

While it may be possible to facilitate the transactions in reliance on Rule 17a-7 under the 1940 Act,[24] OMCAP believes it would be more efficient and in the best interests of shareholders to accomplish the goal through the Proposed Transactions. First, OMCAP believes that the costs of effecting the transactions under Rule 17a-7 would be greater than effecting the transactions through a purchase in-kind. Second, shareholders of certain Asset Allocation Portfolio shareholders would receive a tax advantage through an in-kind purchase of shares of the Target Portfolios, to the extent that the assets from those Asset Allocation Portfolios collectively transferred to the Target Portfolios comprise at least 80 percent of that Target Portfolio's assets after the transfer. Several sleeves within the Asset Allocation Portfolios, when transferred to the Target Portfolio, would qualify for this favorable tax treatment.[25]

As an alternative, the restructuring to a FOF structure could be facilitated by having each Asset Allocation Portfolio sell its securities for cash and use the cash proceeds to purchase shares of each Target Portfolio. Cash redemptions would require the Asset Allocation Portfolios to incur adverse tax consequences, as well as significant brokerage costs to sell portfolio securities. Likewise, the Target Portfolios (and their shareholders) would also incur significant brokerage costs if the Target Portfolios were to receive cash and invest it in substantially similar portfolio securities to the in-kind consideration. The Proposed Transactions would permit the Asset Allocation Portfolios to avoid such tax consequences and significant brokerage costs that would be incurred if they had to sell portfolio securities to raise the cash necessary to purchase shares of the Target Portfolios.

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24 Rule 17a-7 under the 1940 Act, in relevant part, exempts certain purchase or sale transactions between registered investment companies (or separate series of registered companies) that are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, solely by reason of having a common investment adviser or investment advisers that are affiliated persons of each other, common directors and/or common officers, subject to enumerated conditions. OMCAP believes that the Asset Allocation Portfolios and the Target Portfolios are affiliated persons of each other solely because of common investment advisers, sub-advisers, officers and trustees, and thus would not be precluded from relying on Rule 17a-7 solely for that reason.

25 Section 351 of the Internal Revenue Code of 1986, as amended, provides that no gain or loss is recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately thereafter such persons are in control (in this case, 80 percent of the outstanding shares) of that corporation (the "80 percent rule.") Transfers from the Asset Allocation Portfolios that would not qualify for favorable treatment would be considered sales and, thus, would give rise to capital gains or losses.

C. Relevant Precedent

The requested relief is substantially similar to the relief granted in the *Gartmore* Letter. As in the *Gartmore* Letter, the Proposed Transactions involve the sale by an investment company of portfolio securities to an affiliated registered investment company in exchange for the issuance of fund shares.

The facts in the *Gartmore* Letter, however, vary slightly from the issues in the present case. In the *Gartmore* Letter, the Gartmore Variable Insurance Trust Investor Destination Funds (the "GVIT ID Funds") were structured as a "fund-of-funds," which invested all of their assets in the affiliated Gartmore Mutual Funds (the "GMF Funds"). In that transaction, the GVIT ID Funds sought to redeem in-kind their holdings in the GMF Funds and use the proceeds to purchase in-kind shares of other funds in the complex. In the present case, the Asset Allocation Portfolios would transfer portfolio securities directly to the Target Portfolios. There would be no intermediate step, as there was in the *Gartmore* Letter, of an in-kind redemption. We believe that the lack of an interim step of a redemption in-kind does not change the analysis, because the underlying concerns involving Section 17(a) are the same as those expressed by the staff in the *Gartmore* Letter, and the Proposed Procedures address those concerns.[26]

The Proposed Procedures, which have been modified to accommodate the lack of a simultaneous in-kind redemption, are substantially similar to the procedures set forth in the *Gartmore* Letter, and ensure that no affiliated person of a Target Portfolio would be in a position to overreach that Target Portfolio by causing it to accept unwanted portfolio securities in connection with a purchase in-kind transaction or at a disadvantageous price. The Proposed Procedures require the Boards of OMAF I and OMAF II to oversee the in-kind purchases on behalf of each Asset Allocation Portfolio and Target Portfolio, as applicable.

In addition to Section 17(a)(1), parts of the Proposed Transactions also implicate Section 17(a)(2). As discussed above, the Target Portfolios could be deemed to be "purchasing" portfolio securities from the Asset Allocation Portfolios. Thus, since the portfolio securities are not securities of which the Asset Allocation Portfolios are the issuers, the proposed in-kind purchase of the Target Portfolio shares may implicate the prohibitions of Section 17(a)(2). However, this factor, in and of itself, should not be grounds for denial of the requested relief because the concerns raised by Section 17(a)(2) are similar to the concerns by Section 17(a)(1) and are also addressed by the Proposed Procedures discussed above. The Proposed Procedures

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[26] OMCAP believes that the Proposed Procedures, while not identical to, are consistent with, the conditions imposed by the Commission in exemptive orders for similar in-kind purchase transactions. For example, the Commission has allowed an investment company seeking to invest in shares of another investment company in the same fund complex to transfer appropriate portfolio securities in-kind in exchange for shares of that target investment company. *See UAM Funds, Inc. et. al.*, Inv. Co. Rel. No. 22895 (Nov. 18, 1997) (Notice); Inv. Co. Rel. No. 22943 (Dec. 16, 1997) (Order).

ensure that the Target Portfolios would not "purchase" any unwanted portfolio securities. As stated above, each sleeve of each Asset Allocation Portfolio and corresponding Target Portfolio would have substantially similar mandates and would be managed in a substantially similar manner. Moreover, the securities holdings of each sleeve would be suitable for investment by each corresponding Target Portfolio. In addition, the proposed pricing and valuation procedures, as well as simultaneous nature of the in-kind transactions ensure that the Target Portfolios would not be able to use their influence as affiliates to cause the Target Portfolios to issue their shares in exchange for in-kind consideration that is of lesser value than the shares issued.

D. Consistent with Rule 17a-7 under the 1940 Act

As discussed above, the Proposed Transactions would comply with substantially all of the requirements of Rule 17a-7 under the 1940 Act. There is added assurance, therefore, that the concerns giving rise to the prohibitions of Section 17(a) of the 1940 Act are not likely to occur under the Proposed Transactions.

V. Conclusion

For the foregoing reasons, we respectfully request that the staff agree not to recommend to the Commission enforcement action against OMAF I or OMAF II for a violation of Section 17(a) of the 1940 Act if the Target Portfolios were to accept the in-kind investment from the Asset Allocation Portfolios pursuant to the Proposed Transactions.

If the staff requires any further information in connection with this request, or believes it would be helpful to discuss any of these points, please call me at (212) 715-7515.

Sincerely,

Jay G. Baris

cc: Julian F. Sluyters
Andra C. Ozols
Karen S. Proc
Robert T. Kelly
William H. Rheiner
John N. Ake
Jules Buchwald
The Board of Trustees of OMAF
The Board of Trustees of OMAF II

END